Asset Entities Inc.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

June 27, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Olivia Bobes
Mitchell Austin
Morgan Youngwood
Stephen Krikorian

Re:	Asset Entities Inc.
Draft Registration Statement on Form S-1
Submitted May 2, 2022
CIK No. 0001920406

Ladies and Gentlemen:

We hereby submit the responses of Asset Entities Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated June 3, 2022, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1 submitted May 2, 2022

Cover Page

1.	You disclose that you “may be considered a “controlled company” . . . after Consummation of this offering.” Please revise your cover page and your risk factor disclosure on page 23 to clarify that you will be a “controlled company.” Additionally, please revise the cover page to identify your controlling shareholder and to disclose the percentage of your total voting power this shareholder will control following the completion of this offering.

Response: We have revised the Registration Statement’s cover page and risk factor disclosure as requested.

Industry and Market Data, page i

2.	You state that you have not independently verified third-party information, nor have you ascertained the underlying economic assumptions relied upon in those sources. Please note that you are responsible for the entire contents of the offering statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.

Response: We have revised the Registration Statement to add a sentence to p. i in the section titled “Industry and Market Data” stating that the Company is responsible for the information contained in the prospectus.

Prospectus Summary, page 1

3.	Please revise the prospectus summary to describe your dual class structure.

Response: We have revised the “Prospectus Summary” section of the Registration Statement to describe the Company’s dual class structure.

Risk Factors, page 9

4.	Please revise to disclose any material risks resulting from your business operations related to the blockchain, crypto, and NFT industries. For example, if the volatility of these industries may have material impacts on your business, please discuss this.

Response: We have revised the “Risk Factors” section of the Registration Statement to include a risk factor relating to the blockchain, cryptocurrency, and nonfungible token industries.

5.	Please add a risk factor discussing any risks related to your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

Response: We respectfully note that a risk factor related to the Company’s dual class capital structure was included in the Registration Statement as originally submitted. Please see “Risk Factors – Risks Related to This Offering and Ownership of Our Class B Common Stock – The structure of our common stock has the effect of concentrating voting control with certain Asset Entities officers and directors; this will limit or preclude your ability to influence corporate matters.” We have revised the risk factor to include disclosure regarding the risks that the dual class structure may render the Company’s shares ineligible for inclusion in certain stock market indices, and the potential adverse effect on share price and liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

6.	We note that your revenue depends on your number of subscribers. Please revise to include your number of active subscribers as of the end of each period presented in your financial statements.

Response: We respectfully note that we are unable to confirm the number of the Company’s Discord server subscribers as of a particular date in the past, including the date of the end of each period presented in the Company’s financial statements. However, we have revised the Registration Statement to disclose the number of the Company’s Discord server subscribers from which the Company received revenues during each of the periods presented in the Company’s financial statements. These numbers accurately reflect the number of subscribers that supported the Company’s revenues for each of these periods.

Corporate History and Structure, page 34

7.	Please revise to include a diagram depicting your organizational structure following the completion of this offering. Include on this diagram both your controlling shareholder and, as a group, the public shareholders that will receive shares in this offering. Ensure the diagram depicts the Class A and Class B holdings of these shareholders.

Response: We have revised the Registration Statement to include the requested diagram.

Business

Our Current Business, page 35

8.	We note your discussion of your Social Influencer Network, your team of social influencer independent contractors. Please tell us whether any individual influencer accounted for a material portion of your expenses.

Response: The Company respectfully confirms that none of the Company’s independent contractors has accounted for a material portion of the Company’s expenses for any of the periods presented in the financial statements that are included with the Registration Statement.

Certain Relationships and Related Party Transactions, page 57

9.	On page F-11, you disclose that the Company paid management fees to its controlling members totaling $535,127 during the fiscal year ended December 31, 2021. Please revise your related party section to describe these transactions or advise. Consider Item 404 of Regulation S-K.

Response: The disclosure in Note 5 to the financial statements for the fiscal years ended 2021 and 2020 refers to an amount that included $110,411 in payments to certain individuals, none of whom is believed by the Company to be a “related person” as defined by Instruction 1 to Item 404(a) of Regulation S-K. The remaining $424,716 of these payments were for consulting fees of the Company’s named executive officers and directors, as disclosed in the “Executive Compensation” section. We further note that the Registration Statement states that the “Certain Relationships and Related Party Transactions” section does not include compensation described in the “Executive Compensation” section. Compensation paid to named executive officers is disclosed in the “Executive Compensation” section of the Registration Statement and therefore is not required to be separately disclosed pursuant to Item 404 of Regulation S-K in accordance with Instruction 5.a.i. to Item 404 of Regulation S-K.

Principal Shareholders, page 58

10.	Please revise this section to also disclose the voting rights of both your Class A and Class B common stock. Additionally, revise the principal shareholder table to include columns that reflect the percentage of pre- and post-offering total voting power held by each person or entity by combining the number of votes they are entitled to from their holdings of all classes of voting stock.

Response: We have revised the “Principal Shareholders” section of the Registration Statement as requested.

Exhibits

11.	Please file any material lease under which a part of the property described in the registration statement is held by the registrant. See Item 601(b)(10) of Regulation S-K.

Response: The Company will file the lease agreement for its office in Dallas, Texas as an exhibit to the publicly-filed Registration Statement as Exhibit 10.18, as indicated in subsection “(a) Exhibits.” of “Item 16. Exhibits.” of “Part II. Information Not Required In The Prospectus” in the Registration Statement.

General

12.	Please supplementally provide your detailed legal analysis supporting your conclusion that you are not an “investment adviser” as defined under the Investment Advisers Act of 1940 (the “Advisers Act”). In your response, please address each of the three prongs of the “investment adviser” definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. When addressing the “compensation” prong of the “investment adviser” definition, please also provide additional information about how exactly the Company intends to be compensated for its “education and entertainment services.” If you believe that you qualify for any exclusions or exemptions from “investment adviser” status, please identify those exclusions or exemptions and provide detailed support for your position.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has concluded that its education and entertainment services (1) do not cause the Company to fall under the general definition of “investment adviser” as defined under Section 202(a)(11) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (2) even if the general definition does apply to the Company as a result of its education and entertainment services, such services are provided in conformance with the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Advisers Act, as interpreted by legal precedent. As none of the Company’s other services, including its social media and marketing and “AE.DDM.360” services, could in general plausibly be viewed as falling under the definition of the “investment adviser” definition, only the Company’s education and entertainment services are analyzed in the response to this comment. The Company’s analysis follows.

Analysis of Applicability of General Definition of “Investment Adviser”

Section 202(a)(11) of the Advisers Act generally defines an “investment adviser” as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice, making recommendations, issuing reports, or furnishing analyses on securities, either directly or through publications. A person or firm must satisfy all three elements to be regulated under the Investment Advisers Act.

The SEC has stated that whether a person falls within the scope of this definition depends on whether such person satisfies three essential requirements. See SEC Release No. IA-1092, October 8, 1987 (the “SEC Release”). First, an investment adviser must provide advice, or issue reports or analyses, regarding securities (the “advice prong”). Second, an investment adviser must be “engaged in the business” of providing investment advice (the “business prong”). Third, an investment adviser must receive compensation for such services (the “compensation prong”). The Company does not engage, nor does the Company have any present intention of engaging, in any of the business activities described in Section 202(a)(11) of the Advisers Act, as described below.

Provision of Advice, Issuance of Reports or Analyses Regarding Securities

Under the advice prong of the definition of “investment adviser,” the Company does not believe that a reasonable customer would view its services as providing advice or issuing reports or analyses regarding securities for purposes of providing advice. The Company’s Discord servers offer premium investing and trading education and entertainment services to subscribers for subscription fees. The content of these services consists of live trading diaries, prerecorded investing and trading education video content, trading education live streams, custom indicators, responses to requests for illustrative examples of securities analysis for educational purposes only, and private group discussion channels relating to the general investment and trading education content on the Company’s Discord servers. All of the content relates to basic or advanced general investment or trading strategies that the Company believes may be universally beneficial to investors and traders. The Company describes these services as “education and entertainment services” or uses variations of this description because their content is general-purpose education and entertainment for people interested in learning basic and advanced investing and trading strategies, and are presented in an entertaining format suitable to the Company’s generally young audience. As with all education services, specific examples of the strategies are presented, such as illustrative examples of analysis of certain stocks or other securities. However, these examples are presented as illustrations of the general strategies and are not advisory or specific to any particular person’s financial situation. Moreover, all of the Company’s premium content on securities, investments and trading is expressly qualified by the disclaimer that it is intended to be merely education and entertainment in nature, does not constitute financial advice, and that the Company is not a financial adviser. This disclaimer is included with every piece of premium content posted or shared as part of these services. This disclaimer is also included in the sign-up process for all of the Company’s new Discord members, including those that do not pay subscription fees, must be accepted by every Discord member and subscriber in order to view any of the Company’s Discord content, and is prominently displayed in connection with all content posted or shared with the Company’s Discord members and subscribers. In reference to the SEC Release, the Company therefore explicitly discloses to Discord members and subscribers that its premium services are non-advisory in nature. Therefore, the Company does not hold itself out as an investment adviser or as providing investment advice or advice about securities, or issue reports or analyses of securities other than for education and entertainment purposes. Therefore, the Company does not meet the advice prong of the definition of “investment adviser”.

Engaged in the Business of Providing Investment Advice

Under the business prong of the definition of “investment adviser,” the Company’s analysis is that it is not, and does not hold itself out to be, in an investment advisory “business” in light of the SEC Release.

The SEC has stated that whether a person is “engaged in the business” of providing investment advice depends on all relevant facts and circumstances. See SEC Release. The factors deemed relevant to this determination include: (1) whether the person holds itself out to the public as an investment adviser, (2) whether the person receives any separate or special compensation for providing advice and (3) whether the person provides advice on anything other than rare, isolated and non-periodic instances.

As to the first factor, nowhere in the Company’s marketing materials does the Company “hold itself out” as an investment adviser in any reasonable construction of that phrase. On the contrary, the Company’s website states that the Company’s “vision is to spread life changing financial literacy and in the process build a massive community of like minded educated individuals where opportunities are continuously presented in every part of life.”1 It should be understood by all potential members and subscribers that all of the Company’s premium Discord server services are aspects of the Company’s financial education mission. Moreover, regardless of how the Company’s members and subscribers become interested in the Company’s services, as noted above, all of the Company’s premium content on securities, investments and trading is expressly qualified by the disclaimer that it is intended to be merely education and entertainment in nature, does not constitute financial advice, and that the Company is not a financial adviser. As noted above, this disclaimer is included in the sign-up process for all of the Company’s new Discord members, including those that do not pay subscription fees, must be accepted by every Discord member and subscriber in order to view any of the Company’s Discord content, and is prominently displayed in connection with all content posted or shared with the Company’s Discord members and subscribers. The Company has therefore determined that it does not hold itself out to the public as an investment adviser.

As to the second factor, as discussed above with respect to the advice prong of the definition of “investment adviser”, the Company does not believe that its services constitute investment advice. As discussed further below with respect to the compensation prong of the definition of “investment adviser”, the Company only receives education and entertainment service revenue for its paid-subscription Discord content, which includes only the education and entertainment services described above. Therefore, the Company believes that none of the fees that it receives from its subscribers can be viewed as separate or special compensation for providing investment advice.

As to the third factor, again, as discussed above with respect to the advice prong of the definition of “investment adviser”, the Company does not believe that its services constitute investment advice. Therefore, the Company does not believe that it provides investment advice, either on a regular basis or on rare, isolated and non-periodic instances.

Compensation for Such Services

With respect to the compensation prong of the definition of “investment adviser,” the Company receives, and only intends to receive, compensation for its education and entertainment services in exchange for its premium Discord content, which is available only to Discord subscribers. With respect to such premium education and entertainment services on the Company’s Discord servers, the Company receives subscriber fees in exchange for premium content on investment, trading and other financial education and entertainment topics. However, as illustrated above, based on the Company’s analysis, the education and entertainment services that the Company provides in exchange for this compensation do not fall under the other prongs of the definition of “investment adviser”, and therefore the Company does not receive compensation in exchange for the services of an investment adviser.

1 about us, Asset Entities Inc. (visited June 22, 2022), available at https://assetentities.com/about.html.

The Company also posts freely-provided content on social media platforms, which may include content on various financial topics. Such content generally consists of videos and other posts uploaded to social media websites including YouTube, Twitter and TikTok. If a non-Discord social media user becomes interested in the Company’s education and entertainment services as a result of any such freely-provided content, the expectations that the user may have as to the nature of the Company’s services will be addressed at the outset of the user’s experience with the Company’s Discord servers, prior to the user’s agreement to pay a subscription fee to the Company and the Company’s generation of compensation from such user. As noted above, the Company’s Discord education and entertainment services disclaimer states that the Company’s services are intended to be merely education and entertainment in nature, do not constitute financial advice, and that the Company is not a financial adviser; it is included in the sign-up process for all of the Company’s new Discord subscribers; and it must be accepted by any potential subscriber in order to view any of the Company’s Discord content. The Company will also generally post such disclaimer, or an appropriate variation, with any such freely-provided content on any social media platforms so as to better ensure that the Company does not inadvertently receive any compensation for its education and entertainment services based on any misperception of the content or intent of such services. In any case where such content is posted that is inconsistent with the Company’s education and entertainment services and the posting of the Company’s disclaimer is not considered sufficient balance and context for such content, the Company will remove such content. As a result, the Company does not receive or intend to receive compensation for any such freely-provided content.

Analysis of Publisher’s Exclusion

Under Section 202(a)(11)(D) of the Advisers Act, “the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation” is excluded from the “investment adviser” definition. This “publisher’s exclusion” requires that product or service offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested discussion as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry.

The United States Supreme Court in Lowe v. Securities and Exchange Commission, 472 U.S. 181 (1985) (“Lowe”), held that a publisher of advice concerning securities, even where that advice consisted of specific recommendations to buy, sell, or hold particular securities, is entitled to rely on the publisher’s exclusion where the publisher does not offer individualized advice tailored to any specific portfolio or to any client’s particular needs. As long as communications between the publisher and its subscribers remain entirely impersonal and do not develop into the kind of fiduciary relationships that are characteristic of investment adviser-client relationships, the Lowe court held that such products and publications presumptively fall within the exclusion and thus the publisher is not subject to registration under the Advisers Act.

The Company’s provision of education and entertainment services meets the requirements of the publisher’s exclusion as described above. The education and entertainment services that the Company offers to its subscribers consist of live trading diaries, prerecorded investing and trading education video content, trading education live streams, custom indicators, responses to requests for illustrative examples of securities analysis for educational purposes only, and private group discussion channels relating to the general investment and trading education content on the Company’s Discord servers. They are of a general and impersonal nature and are not individualized or tailored to any client’s particular needs. The Company does not collect any investor suitability information, nor does it perform any suitability analysis; rather, the Company’s social media publications are disseminated to all subscribers without regard to their individual investment objectives. The services are marketed to the general public and do not reflect any fiduciary or person-to-person relationships that are characteristic of investment adviser-client relationships. The Company’s premium education and entertainment offerings are genuine publications, providing disinterested and impersonal instructive content to its subscribers. The Company is not compensated by the sponsors or distributors of any investment products mentioned in its publications. The Company publishes its content on a routine or periodic basis, and publication is not timed to specific market activity or to events affecting or having the ability to affect the securities industry. The publication frequency of some the Company’s posts may vary, but are generally published on a regular periodic basis. For example, the Company’s daily premium livestreamed day-trading commentaries are provided to all subscribers without regard to their individual investment goals and the Company is not compensated by any sponsors or distributors of the covered companies in connection with product references in the livestreams. As a result, the Company believes that its education and entertainment services are provided in conformance with the requirements of the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Advisers Act, as interpreted by legal precedent.

Conduct of the Company’s Personnel and Independent Contractors

The Company notes that the Staff’s requests for certain additional specific information relating to the Company’s independent contractors and personnel in Comments 13, 14 and 15 appear to be related to this comment. Therefore, the Company’s responses to Comments 13, 14 and 15 are incorporated by reference herein.

13.	Please describe whether your team of “social influencer independent contractors” will be permitted to provide investment advice or commentary as part of the services they provide to the Company or through their use of the Company’s various servers and platforms. If so, please also provide detailed analysis of whether your team of “social influencer independent contractors” may be considered to be “investment advisers” under the Advisers Act or applicable state law. If you believe these “social influencer independent contractors” may potentially be “investment advisers” under such laws, please discuss whether you believe that you would have any potential liability under Section 203(e)(6) of the Advisers Act (and parallel provisions of applicable state law) for the failure of any such “social influencer independent contractors” to register as “investment advisers.”

Response: The Company’s independent contractors are prohibited under the Company’s policies from providing investment advice or commentary that could cause them or the Company to be considered “investment advisers” under the Advisers Act, or otherwise violate, or require registration under, applicable federal or state law. The Company does not compensate its independent contractors for providing any such investment advice or commentary. Moreover, the Company has the right to remove its independent contractors’ posts and to terminate an independent contractor for violating the Company’s policies at the Company’s discretion. The Company follows standard due diligence practices in choosing its independent contractors, monitors its independent contractors’ social media posts, and will discipline or terminate any independent contractor whose conduct is found to be contrary to the Company’s disclaimers, disclosures and policies.

The Company’s policies also prohibit its independent contractors’ services to business clients of the Company’s social media and marketing services or AE.360.DDM services from being used in a manner that could bring their activities or, by implication, the Company’s, within the definition of an “investment adviser” under the Advisers Act or parallel provisions of applicable state law.

For further discussion of how the manner in which the Company’s independent contractors provide the Company’s services, post social media content, or interact with the public on the Company’s behalf is not expected to bring either the Company or its independent contractors under the definition of “investment adviser” within the Advisers Act, please see the Company’s responses to Comment 14 and Comment 15, which are incorporated by reference herein. Please also see the Company’s detailed legal analysis supporting the Company’s conclusion that it is not an “investment adviser” as defined under the Advisers Act as a result of the Company’s services, which are provided through its personnel and independent contractors, in the Company’s response to Comment 12 (other than the last paragraph thereof), which is incorporated by reference herein.

Based on the foregoing, the Company believes that the Company has no significant potential liability for the services provided by its independent contractors under Section 203(e)(6) of the Advisers Act or parallel provisions of applicable state law for any failure of any such independent contractors to register as “investment advisers.”

14.	Please describe the nature of interactions between, on the one hand, your personnel and your “social influencer independent contractors” and, on the other, the public users of the company’s Discord servers or other social media platforms. In your response, please describe whether communications made by your personnel and your “social influencer independent contractors” are tailored, individualized, or otherwise attuned to any public user’s particular needs or investment goals.

Response: The Company requires that all interactions, whether they take place on Discord, other social media, or otherwise, between, on one hand, its personnel and independent contractors and, on the other, the public, comply with the Company’s policies prohibiting the giving of financial advice. The Company’s policies likewise prohibit the Company’s personnel and independent contractors from making communications that are tailored, individualized, or otherwise attuned to any public user’s particular needs or investment goals.

The nature of interactions between the Company’s personnel and independent contractors, on one hand, and the subscribers to the Company’s education and entertainment services on its Discord servers, on the other, consist of written questions and responses regarding general financial, trading and investment education content posted on the Company’s Discord servers. The questions and responses are visible to all members and subscribers to those services. While responses to requests for illustrative examples of securities analysis are offered to premium-content subscribers, they are expressly provided for educational purposes only. The Company can strictly monitor such interactions to ensure that they comply with the Company’s policies. Therefore, with respect to the Company’s premium Discord education and entertainment services, the Company’s personnel and independent contractors do not make communications that are tailored, individualized, or otherwise attuned to any public user’s particular needs or investment goals.

With respect to interactions between, on one hand, the Company’s personnel and independent contractors, and, on the other, non-subscriber members of the Company’s Discord servers, such interactions will only consist of scheduled calls or tickets regarding inquiries or support regarding subscription upgrades. During a scheduled call or by reviewing support tickets, the Company can learn how the Company’s education and entertainment services can meet a member’s goals. However, the interactions made by the Company’s staff in such calls or ticket responses are generally limited to assistance with subscription upgrades and explanation of subscriber benefits. All such interactions are strictly monitored to ensure compliance with the Company’s policies. Therefore, with respect to the Company’s non-subscriber Discord members, the Company’s personnel and independent contractors also do not make communications that are tailored, individualized, or otherwise attuned to any public user’s particular needs or investment goals.

With respect to interactions between, on one hand, the Company’s personnel and independent contractors, and, on the other, public users of social media platforms other than the Company’s Discord servers, the nature of such interactions consists of freely-provided communications intended to develop awareness of the Company’s services or those of its clients. Such interactions are not part of the Company’s education and entertainment services. The Company respectfully advises the Staff that it is not aware of any interactions on its non-Discord social media platforms or otherwise that would be in violation of the Company’s policies. Any non-compliant interactions would not be representative of the interactions made in connection with the Company’s premium Discord content that make up its education and entertainment services for which it receives subscriber fees. The Company follows standard due diligence practices in choosing its personnel and independent contractors, monitors its personnel and independent contractors’ social media communications to the extent practicable, will discipline or terminate any personnel or independent contractors whose conduct is found to be contrary to the Company’s disclaimers, disclosures and policies, and will post clarifying communications to the Company’s social media users as needed, including disclaimers that the Company does not provide investment advice or services that are tailored, individualized, or otherwise attuned to any public user’s particular needs or investment goals. Therefore, with respect to the Company’s non-Discord social media followers and other public users, the Company believes that its personnel and independent contractors also do not make communications that are tailored, individualized, or otherwise attuned to any public user’s particular needs or investment goals.

15.	Describe the content of the “commentary on securities trading” or “any investment guidance” provided by the company, its personnel and the “social influencer independent contractors.” In your response, please address the inclusion on social media of any analyses of specific securities. We note, in this regard, the apparent inclusion on YouTube, and potentially other platforms, of the company’s analysis of, for example, specific “growth stocks.” Please reconcile with the company’s assertion on page 17 that the company does not “advise as to the value of any specific securities or categories of securities or market trends; issue analyses or reports concerning specific securities or categories of securities; advise on the advantages of investing in securities instead of other types of investments; or issue lists of securities from which users or others can choose.”

Response: The Company has revised the risk factor disclosure in the Registration Statement to remove the statements regarding “commentary on securities trading” or “any investment guidance” relating to the Company’s services, since these statements do not appear to clearly describe the Company’s services or to be accurate descriptions of plausible sources of risk to the Company. The Company therefore believes it is not necessary to describe the content of such statements.

With respect to any inclusion on the Company’s Discord servers of any analyses of specific securities, such analysis will only be provided with and in the educational context of the premium content and disclaimers included with the Company’s education and entertainment services. The Company, its personnel and independent contractors may post premium content on its Discord servers relating to basic or advanced general investment or trading strategies that the Company believes may be universally beneficial to investors and traders. As with all education services, the content of such posts may include specific examples of the strategies presented as part of the Company’s education and entertainment services, such as analysis of certain stocks or other securities. However, these examples are presented as illustrations of the general strategies and are not advisory or specific to any particular person’s financial situation. All of the Company’s premium content about specific securities is illustrative of its general-purpose education content only, and is not advisory in nature. Moreover, as noted above, all of the premium content that is included with the Company’s education and entertainment services and that is issued by the Company, its personnel or its independent contractors is expressly qualified by the disclaimer that it is intended to be merely education and entertainment in nature, does not constitute financial advice, and that the Company is not a financial adviser. Therefore, such premium content is not considered inconsistent with the disclosure in the Registration Statement.

With respect to any other inclusion on social media of any analyses of specific securities, including any inclusion on YouTube, and potentially other platforms, of the Company’s analysis of, for example, specific “growth stocks,” or any other free content that does not fit the description of the education and entertainment services described above, the Company respectfully advises the Staff that such content is not representative of the Company’s premium Discord content that make up its education and entertainment services for which it receives subscriber fees. If the Company becomes aware of any such social media content posted on its behalf, the Company will consider appropriate remedial actions, including disciplinary action against or termination of any personnel or independent contractor that posted the related content, removal of the content at issue, and posting of clarifying communications to the Company’s social media users as needed, including disclaimers that the Company does not provide investment advice. The Company, however, will generally implement moderation remedies if it determines that they provide sufficient balance and context for such content, such as the posting with such content of the Company’s disclaimer for its education and entertainment services referred to above, or an appropriate variation of this disclaimer. As noted above, regardless of how the Company’s Discord members and subscribers become interested in the Company’s services, all of the Company’s premium content on securities, investments and trading is expressly qualified by the disclaimer that it is intended to be merely education and entertainment in nature, does not constitute financial advice, and that the Company is not a financial adviser. As noted above, this disclaimer is included in the sign-up process for all of the Company’s new Discord members, including those that do not pay subscription fees, must be accepted by every Discord member and subscriber in order to view any of the Company’s Discord content, and is prominently displayed in connection with all content posted or shared with the Company’s Discord members and subscribers. As a result, the Company does not believe that the social media content referred to by the Staff would be inconsistent with the disclosure in the Registration Statement or the foregoing legal analysis in the Company’s responses to Comment 12 and Comment 13.

The Company has also revised the risk factor disclosure in the Registration Statement to remove the statement that the Company does not “advise as to the value of any specific securities or categories of securities or market trends; issue analyses or reports concerning specific securities or categories of securities; advise on the advantages of investing in securities instead of other types of investments; or issue lists of securities from which users or others can choose.” While the Company believes that this statement was generally accurate, the Company has determined that this description may not be appropriate in the context of the risk factors disclosure.

In view of the foregoing, the Company believes that the requested reconciliation of the referenced disclosure is not necessary.

16.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and confirms that there have not been, and does not expect to present, any such written communications with potential investors.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (860) 912-9966 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Asset Entities Inc.

By:	/s/ Arshia Sarkhani
Arshia Sarkhani
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

12